Exhibit 99.1

DESCARTES ANNOUNCES FISCAL 2022 FIRST QUARTER FINANCIAL RESULTS
Record Revenues and Income from Operations

WATERLOO, Ontario — June 2, 2021 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2022 first quarter (Q1FY22). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We believe that by helping our customers succeed, Descartes will succeed. The financial results we’ve reported today reflect that,” said Edward J. Ryan, Descartes’ CEO. “Our customers face complex multi-party, multi-process supply chain and logistics challenges. This is even more so in recent times where our customers have faced rapid changes in supply, demand and trade regulations. Our Global Logistics Network is designed for these complex scenarios, helping shippers, carriers, customs authorities and logistics services providers connect and collaborate to execute the full lifecycle of shipments. We continue to innovate to help our customers prepare for tomorrow’s challenges, and we continue to add more solutions and trading partners to our network.  As a result, our customers have trusted us with more of their business.”

Q1FY22 Financial Results
As described in more detail below, key financial highlights for Q1FY22 included:
•	Revenues of $98.8 million, up 18% from $83.7 million in the first quarter of fiscal 2021 (Q1FY21) and up 6% from $93.4 million in the previous quarter (Q4FY21);
•
Revenues were comprised of services revenues of $88.3 million (90% of total revenues), professional services and other revenues of $9.2 million (9% of total revenues) and license revenues of $1.3 million (1% of total revenues). Services revenues were up 19% from $74.1 million in Q1FY21 and up 7% from $82.7 million in Q4FY21;

•	Cash provided by operating activities of $40.9 million, up 49% from $27.5 million in Q1FY21 and up 12% from $36.5 million in Q4FY21;
•	Income from operations of $23.4 million, up 49% from $15.7 million in Q1FY21 and up 7% from $21.9 million in Q4FY21;
•	Net income of $18.4 million, up 67% from $11.0 million in Q1FY21 and up 7% from $17.2 million in Q4FY21;
•	Earnings per share on a diluted basis of $0.21, up 62% from $0.13 in Q1FY21 and up 5% from $0.20 in Q4FY21; and
•
Adjusted EBITDA of $41.5 million, up 26% from $33.0 million in Q1FY21 and up 8% from $38.6 million in Q4FY21. Adjusted EBITDA as a percentage of revenues was 42%, compared to 39% in Q1FY21 and 41% in Q4FY21.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY22	Q4 FY21	Q3 FY21	Q2 FY21	Q1 FY21
Revenues	98.8	93.4	87.5	84.0	83.7
Services revenues	88.3	82.7	77.6	75.3	74.1
Gross margin	76%	75%	74%	73%	74%
Cash provided by operating activities	40.9	36.5	33.1	34.1	27.5
Income from operations	23.4	21.9	18.8	15.0	15.7
Net income	18.4	17.2	13.3	10.5	11.0
Net income as a % of revenues	19%	18%	15%	13%	13%
Earnings per diluted share	0.21	0.20	0.15	0.12	0.13
Adjusted EBITDA	41.5	38.6	36.4	34.0	33.0
Adjusted EBITDA as a % of revenues	42%	41%	42%	40%	39%

Cash Position
At April 30, 2021, Descartes had $138.1 million in cash. Cash increased $4.4 million in Q1FY22. The table set forth below provides a summary of cash flows for Q1FY22:

Q1FY22
Cash provided by operating activities	40.9
Additions to property and equipment	(1.6)
Acquisitions of subsidiaries, net of cash acquired	(35.9)
Payment of debt issuance costs	(0.1)
Issuance of common shares for cash	0.6
Effect of foreign exchange rate on cash	0.5
Net change in cash	4.4
Cash, beginning of period	133.7
Cash, end of period	138.1

Acquisition of QuestaWeb
On February 26, 2021, Descartes acquired QuestaWeb, a US-based provider of foreign trade zone (FTZ) and customs compliance solutions. The purchase price for the acquisition was approximately $35.9 million, net of cash acquired, which was funded from cash on hand.

Acquisition of Portrix
On May 7, 2021, Descartes acquired all of the shares of Portrix Logistics Software GmbH, a provider of multimodal rate management solutions for logistics services providers. The purchase price for the acquisition was approximately $25.1 million (EUR 20.7 million), net of cash acquired, which was funded from cash on hand.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, June 2. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 5071 268#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand. A digital replay of the conference call will be available following the call from 8:00 p.m. ET, and until June 9, 2021, at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current COVID-19 pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services;

countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.   We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed nine acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q1FY22, Q4FY21, Q3FY21, Q2FY21, and Q1FY21, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q1FY22	Q4FY21	Q3FY21	Q2FY21	Q1FY21
Net income, as reported on Consolidated Statements of Operations	18.4	17.2	13.3	10.5	11.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.2	0.3	0.3
Investment income	(0.1)	(0.1)	-	-	-
Income tax expense	4.8	4.5	5.2	4.2	4.4
Depreciation expense	1.2	1.3	1.5	1.4	1.6
Amortization of intangible assets	13.8	14.1	14.0	14.1	13.7
Stock-based compensation and related taxes	2.6	1.9	1.7	1.8	1.2
Other charges (recoveries)	0.5	(0.6)	0.5	1.7	0.8
Adjusted EBITDA	41.5	38.6	36.4	34.0	33.0

Revenues	98.8	93.4	87.5	84.0	83.7
Net income as % of revenues	19%	18%	15%	13%	13%
Adjusted EBITDA as % of revenues	42%	41%	42%	40%	39%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2021	2021 (Audited)
ASSETS
CURRENT ASSETS
Cash	138,137	133,661
Accounts receivable (net)
Trade	36,740	37,206
Other	13,188	14,830
Prepaid expenses and other	17,099	16,939
Inventory	599	429
	205,763	203,065
OTHER LONG-TERM ASSETS	16,555	15,550
PROPERTY AND EQUIPMENT, NET	12,164	12,089
RIGHT-OF-USE ASSETS	11,464	12,165
DEFERRED INCOME TAXES	12,211	15,216
INTANGIBLE ASSETS, NET	244,443	239,992
GOODWILL	592,768	565,177
	1,095,368	1,063,254
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7,582	7,955
Accrued liabilities	38,742	38,879
Lease obligations	4,308	4,168
Income taxes payable	2,097	3,383
Deferred revenue	53,314	49,878
	106,043	104,263
LONG-TERM DEBT	-	-
LONG-TERM LEASE OBLIGATIONS	8,411	8,895
LONG-TERM DEFERRED REVENUE	1,336	1,413
LONG-TERM INCOME TAXES PAYABLE	7,855	8,230
DEFERRED INCOME TAXES	28,552	29,385
	152,197	152,186

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,514,455 at April 30, 2021 (January 31, 2021 – 84,494,658)	532,634	531,825
Additional paid-in capital	466,093	464,102
Accumulated other comprehensive income (loss)	9,693	(1,189)
Accumulated deficit	(65,249)	(83,670)
	943,171	911,068
	1,095,368	1,063,254

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2021	2020

REVENUES	98,838	83,703
COST OF REVENUES	23,849	21,867
GROSS MARGIN	74,989	61,836
EXPENSES
Sales and marketing	11,011	9,322
Research and development	15,219	13,579
General and administrative	11,006	8,737
Other charges	520	783
Amortization of intangible assets	13,835	13,713
	51,591	46,134
INCOME FROM OPERATIONS	23,398	15,702
INTEREST EXPENSE	(277)	(320)
INVESTMENT INCOME	63	44
INCOME BEFORE INCOME TAXES	23,184	15,426
INCOME TAX EXPENSE
Current	2,134	3,815
Deferred	2,629	564
	4,763	4,379
NET INCOME	18,421	11,047
EARNINGS PER SHARE
Basic	0.22	0.13
Diluted	0.21	0.13
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,501	84,156
Diluted	86,045	85,456

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2021	2020
OPERATING ACTIVITIES
Net income	18,421	11,047
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,215	1,580
Amortization of intangible assets	13,835	13,713
Stock-based compensation expense	2,152	1,168
Other non-cash operating activities	276	78
Deferred tax expense	2,629	564
Changes in operating assets and liabilities	2,378	(617)
Cash provided by operating activities	40,906	27,533
INVESTING ACTIVITIES
Additions to property and equipment	(1,655)	(1,022)
Acquisition of subsidiaries, net of cash acquired	(35,860)	(24,137)
Cash used in investing activities	(37,515)	(25,159)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	-	10,196
Payment of debt issuance costs	(60)	(38)
Issuance of common shares for cash, net of issuance costs	647	16
Cash provided by financing activities	587	10,174
Effect of foreign exchange rate changes on cash	498	(975)
Increase in cash	4,476	11,573
Cash, beginning of period	133,661	44,403
Cash, end of period	138,137	55,976